Exhibit 16.1

August 24, 2020

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Resonant Inc.’s (the “Company”) statements included under Item 4.01 of its Form 8-K dated August 24, 2020. We agree with the statement made in the second sentence in the first and second paragraphs and in the statements made in the third, fourth and sixth paragraphs. We are not in a position to agree or disagree with the Company’s statements in the first and second paragraphs with the exception of the second sentence or in the statements in the fifth paragraph.

/s/ Crowe LLP

Crowe LLP
Sherman Oaks, California

cc:	Mr. Bob Tirva
Audit Committee Chairman
Resonant, Inc.